UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

IMMEDIATEK, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45252S 30 6
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45252S 30 6

1	NAMES OF REPORTING PERSONS Chetan Jaitly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,439,209

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,439,209

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,439,209

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) The 14.5% of shares of common stock is based upon a total of 30,660,640 shares of common stock, including all of the common stock issuable upon conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, the common stock issued pursuant to the merger of with Officeware Corporation dated April 1, 2010 and 535,321 shares of common stock reported in the Issuer’s Form 10-K for the period ended December 31, 2009.

Page 2 of 6 Pages

CUSIP No.	45252S 30 6
Item 1. Security and Issuer
This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Immediatek, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 320 South Walton, Dallas, Texas 75226.
Item 2. Identity and Background
(A) Chetan Jaitly
(B) 5424 Deloache Avenue
Dallas, TX 75220
(C) Mr. Jaitly is the Vice President and Chief Information Officer and a director of Officeware Corporation a wholly-owned subsidiary of the Issuer. Officeware Corporation is located at 8600 Freeport Parkway, Suite 220, Irving, Texas 75063.
(D) During the last five years, Mr. Jaitly has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(E) During the last five years, Mr. Jaitly has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(F) Mr. Jaitly is a citizen of the U.S.A.
Item 3. Source and Amount of Funds or Other Consideration
On April 1, 2010, the Issuer, Officeware Corporation, Timothy Rice, Mr. Jaitly, Radical Holdings LP, Radical Investments LP, Darin Divinia, Dawn Divinia, Robert Hart, Kimberly Hart, Martin Woodall and Officeware Acquisition Corporation, (or “Merger Sub”), entered into an Amendment to that certain Stock Exchange Agreement dated December 16, 2009, (as so amended, the “Merger Agreement”). The Merger Agreement has been previously reported by the Issuer in Issuer’s Form 8-K dated April 8, 2010. Under the Merger Agreement, Merger Sub, a wholly-owned subsidiary of the Company, merged with and into Officeware Corporation on April 1, 2010. As a result of such merger, the Issuer became the sole shareholder of Officeware Corporation and Officeware Corporation shareholders became, in the aggregate, entitled to receive 12,264,256 shares of Issuer Common Stock for all of the outstanding shares of stock of Officeware Corporation. Of this amount, Mr. Jaitly received 4,439,209 shares of Common Stock in exchange for the shares of stock of Officeware Corporation which he owned at the time.

Page 3 of 6 Pages

CUSIP No.	45252S 30 6
Item 4. Purpose of Transaction
Mr. Jaitly acquired the shares of Common Stock reported herein for investment purposes. Mr. Jaitly intends, however, to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, results of operations, financial condition and future prospects, conditions in the securities markets and general economic and industry conditions. Based upon such review, Mr. Jaitly will take such actions as he deems appropriate in light of the circumstances existing from time to time.
Mr. Jaitly is the Vice President, Chief Information Officer and director of Officeware Corporation, a wholly-owned subsidiary of the Issuer. As disclosed in Item 5, immediately below, he may also be deemed to be a principal stockholder of the Issuer, as a result of his direct interest in the Common Stock of the Issuer and his role in management of the Issuer.
In light of the above, Mr. Jaitly may be involved, as a senior member of management of a significant operating subsidiary of the Issuer, in the development, analysis and/or review from time to time of transactions involving the Issuer such as the transactions identified in clauses (a) through (j) of Instructions to Item 4 of Form 13D. Mr. Jaitly considers his involvement in such development, analysis and/or review process to be principally that of an officer of a major subsidiary of the Issuer and accordingly, does not anticipate making disclosure with respect to any such transactions, separate and apart from disclosure made by the Issuer.
Item 5. Interest in Securities of the Issuer
(A) As a result of the merger between Merger Sub and Officeware Corporation, Mr. Jaitly beneficially owns 4,439,209 shares of Common Stock, which represents 14.5% of shares of Common Stock of the Issuer based upon a total of 30,660,640 shares of Common Stock, including all of the Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, the Common Stock issued pursuant to the merger of with Officeware Corporation dated April 1, 2010 and 535,321 shares of Common Stock reported in the Issuer’s Form 10-K for the period ended December 31, 2009.
(B) Mr. Jaitly has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 4,439,209 shares of Common Stock.
(C) Other than as a result of the merger transaction disclosed herein, there were no transactions by Mr. Jaitly with respect to shares of Common Stock during the past 60 days.
(D) Not applicable.
(E) Not applicable.

Page 4 of 6 Pages

CUSIP No.	45252S 30 6
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as described in Items 3, 4 and 5 of this Statement, Mr. Jaitly does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
Not Applicable.

Page 5 of 6 Pages

CUSIP No.	45252S 30 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2010	/s/ Chetan Jaitly
Chetan Jaitly

Page 6 of 6 Pages